
rake
The tools you need to stay ahead
complete messaging platform for connected companies



Michael Brown · 3rd

Co-Founder at Rake LLC and BeeOpen

Elmhurst, Illinois, United States · Contact info

500+ connections

Rake LLC

Ferris State University

Experience

Co-Founder
Rake LLC · Full-time
Dec 2018 – Present · 3 yrs 2 mos

I am currently working on building out Rake. As co-founder and chief of product, I am focused on creating a one-stop messaging platform for organizations. Rake is helping organizations merge business-to-business, consumer-to-business, and intra-organizational messaging by removing the silos of data and multiple interfaces users have to juggle when implementing omnichannel strategies with disparate systems. The result is streamlined, consistent, secure, and instant communications.

Rake is an eco-system of bots and modules, built with escalation paths to human a ...see more

Co-Founder
BeeOpen · Self-employed
Mar 2019 – Present · 2 yrs 11 mos
Flossmoor, IL

Product Development, Operations, Call Center and Marketing.

VP Products & Revenue
W5 Golf, Inc.
May 2013 – Dec 2018 · 5 yrs 8 mos
Flossmoor, Illinois

Product, Brand, and Revenue Management

Sr. Director Business & Strategy, Inventory & Distribution
Golf Channel
Jan 2012 – Apr 2013 · 1 yr 4 mos

Strategic analysis and planning, including business plans, process, product roadmap & inventory/distribution concepts to broaden and strengthen our product offerings and execute on our promise to deliver more to our customers, clients, and strategic partners.

VP Product Management
EZLinks Golf, Inc.
Jan 1998 – Nov 2011 · 13 yrs 11 mos

Accountable for all facets of Product Development for EZLinks. EZLinks provides a cloud based enterprise software application serving mission critical operations for the golf operator community. Responsibilities included: project management, product mplementation, software architecture and design, QA, user community research, and new product developm ...see more

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Education

Ferris State University
BS Business, Marketing - Professional Golf Managment
1988 – 1993
Activities and Societies: PGM Student Association